CUSIP No. 23559-26	Page 1 of 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Natural Resources USA Corporation f/k/a AmerAlia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023559-26

(CUSIP Number)

Alan M. De’ath, CEO Green SEA Resources Inc. 130 Adelaide Street West, Suite 3303 Toronto, Ontario Canada M5H 3P5 416-867-9298

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with copy to) Thomas M. Rose Troutman Sanders LLP 401 9th Street, NW, Suite 1000 Washington, DC 20004 757-687-7715

August 2, 2011 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23559-26	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GREEN SEA RESOURCES INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 339,574,381
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 339,574,381
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,574,381
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 23559-26	Page 3 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT USA RESOURCES FUND, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 23559-26	Page 4 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE MLP 1, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 23559-26	Page 5 of 6

This Amendment No. 10 amends and supplements the Statement on Schedule 13D relating to the common stock (the “Common Stock”) of Natural Resources USA Corporation f/k/a AmerAlia, Inc. (“AmerAlia,” “NRUC” or the “Issuer”), a Utah corporation, filed on September 13, 2004, as amended on June 4, 2007, August 29, 2007, June 6, 2008, November 10, 2008, January 12, 2009, January 20, 2009, March 24, 2009, July 12, 2010 and March 17, 2011 (as amended, the “Schedule 13D”). This Amendment No. 10 is being filed jointly by: (i) Green SEA Resources Inc. (“Green SEA”), (ii) Sentient USA Resources Fund, L.P. (“SURF”), and (iii) Sentient Executive MLP 1, Limited (“MLP I”) (the foregoing are collectively referred to herein as the “Reporting Persons”). The Capitalized terms used herein and not otherwise defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended as follows:

Fiona Christina Childe is no longer an officer of Green SEA. Schedule A to the Schedule 13D is hereby amended to delete Fiona Christina Childe from the list of officers and directors of Green SEA.

Item 3. Source and Amount of Funds or Other Consideration

No change.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

“As of August 2, 2011, SURF holds 20,084,954 common shares of Green SEA (representing approximately 56.5% of the authorized, issued and outstanding common shares of Green SEA). As of August 2, 2011, Green SEA holds 371,318,610 common shares of Ivernia Inc. (representing approximately 55.0% of the authorized, issued and outstanding shares of Ivernia Inc.).

On August 2, 2011, the Investment Committee of the board of directors of Green SEA voted unanimously to approve and recommend to the board of directors of Green SEA that it effect a going private transaction of the Issuer pursuant to a short-form merger (the “Merger”) under the laws of the State of Utah. Such transaction remains subject to the approval of the board of directors of Green SEA, although it is anticipated that such approval will be obtained, and Green SEA complying with its obligations under Rule 13e-3 promulgated under the Act. Pursuant to Utah law, the Merger may be effected without any vote of the board of directors or shareholders of the Issuer. It is currently anticipated that upon consummation of the Merger, which remains subject to the approval of the board of directors of Green SEA, each outstanding share of Common Stock (other than those shares beneficially owned by Green SEA and any shares owned by shareholders who properly exercise their statutory dissent rights) will be converted into the right to receive $0.57 in cash.”

Item 5. Interest in Securities of the Issuer

No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the information added to Item 4 above.

Item 7. Material to be Filed as Exhibits

No change.

CUSIP No. 23559-26	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Green SEA Resources Inc.

By:	/s/ D’Arcy Doherty
D’Arcy Doherty, Vice-President Legal

Date:	August 2, 2011

Sentient USA Resources Fund, L.P.
By:	Sentient Executive MLP 1, Limited, General Partner

By:	/s/ Johanna Druez
Johanna Druez, Director

Date:	August 2, 2011

Sentient Executive MLP 1, Limited

By:	/s/ Johanna Druez
Johanna Druez, Director

Date:	August 2, 2011